UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On June 29, 2011 Telvent GIT, S.A. (the “Company”) held its Ordinary Meeting of Shareholders. The following provides the tabular results of the matters voted on by the shareholders:1

Issue		For	Against	Abstain	Broker Non-Votes
1.	Examination and approval, as the case may be, of the Annual Accounts and the Management Report of the Company and of its Consolidated Group, corresponding to the financial year 2010, as well as the Consolidated Financial Statements in accordance with United States GAAP for the financial year 2010.	25,174,693	3,033	13,776	0
2.	Examination and approval, as the case may be, of the proposed allocation of the Company’s net income for financial year 2010.	24,306,964	865,390	19,148	0
3.	Examination and approval, as the case may be, of the management of the Board of Directors in 2010.	25,176,420	4,151	10,931	0
4.	Examination and approval, as the case may be, of the Board of Directors’ compensation for 2010.	17,810,462	6,497,354	883,686	0
5.	Re-election or appointment, as the case may be, of the Auditor for the Company and its Consolidated Group for 2011.	18,005,251	6,473,674	712,578	0
6.	Re-election or appointment, as the case may be, of the following Directors Mr. Germán Bejarano	23,744,350	566,134	881,018	0
7.	Approval of amendments to the Corporate Bylaws, to include amendments relating to the place and time of the	24,104,178	127,655	959,669	0

[1]	The numbers are based on 25,562,464 ordinary shares that attended the meeting in person or by proxy. The total number of ordinary shares outstanding for voting purposes is 33,723,197, which does not include the 370,962 ordinary shares that the Company repurchased from Telvent Corporation, S.L. on September 15, 2009. As disclosed in the Company’s prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 28, 2009, such shares held by the Company do not have voting or dividend rights so long as they are owned by the Company and are not treated as outstanding for financial reporting purposes. However, under Spanish law, such shares continue to count towards a quorum for purposes of any matters presented for a vote of the shareholders. Therefore, for purposes of determining a quorum, 34,094,159 ordinary shares remain outstanding.

Issue		For	Against	Abstain	Broker Non-Votes
	shareholders’ meeting (in order to allow, if the case may be, holding the shareholders’ meetings in several locations by videoconference), distance voting (in order to allow distance vote in advance by shareholders in the meetings) and conduct of the Board meetings (in order to allow meetings of the Board of Directors to be held in several locations simultaneously and voting in writing without session) (drafting of articles 16.bis, 17.bis and 22.bis), and amendment to Article 24.bis of the Corporate Bylaws (Commissions of the Board of Directors) to increase the number of members of the Audit Committee.
8.	Authorize the Board of Directors with express powers of substitution, to interpret, amend, complement, execute, registration, substitution of powers and adaptation of the agreements to be adopted by the shareholders at this meeting.	25,174,949	5,811	10,743	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/ Ignacio González
Name: Ignacio González
Title: Chief Executive Officer

Date: July 6, 2011